October 30, 2008

Mail Stop 4561

Rocio Revollo
Chief Financial Officer
Vestin Mortgage, Inc.
6149 South Rainbow Blvd
Las Vegas, NV 89118

> **Re:** **Vestin Fund III, LLC**
> **Form 10-K for the year ended December 31, 2007**
> **Forms 10-Q for the quarters ended March 31, 2008 and June 30, 2008**
> **Filed March 25, 2008; May 12, 2008; and August 14, 2008**
> **File No. 0-51301**

Dear Ms. Revollo:

We have reviewed your above referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note D – Investments in Real Estate Loans, page 51

1. We note that three of the six non-performing loans as of year-end were subsequently foreclosed and that in each case the value of the real estate was written down. Two of these loans had no allowance as of year-end because your manager determined that the underlying collateral was sufficient. Please explain to us the facts and circumstances that changed between year-end and June 30, 2008 that lead to a change in the assessment of value in each of the properties. Also, provide us with your manager's detailed analysis for each of the six non-

performing loans at year-end as well as the ten non-performing loans at June 30, 2008.

Note E-Investments in Marketable Securities – Related Party, page 57

2. We note that you had $540,000 of unrealized losses recorded as of December 31, 2007 related to your marketable securities. We also note that these unrealized losses increased in 2008 to approximately $1.3 million as of June 30, 2008 and it appears that a significant portion of these losses have been in an unrealized loss position for more than twelve months. You disclose on page 9 of your Form 10-Q that you believe that the decline in value of such securities to be temporary and that you have the intent and ability to hold these securities until recovery. However, based on the factors described in SAB 5M, it appears that these remaining unrealized losses may be other-than-temporary. Please specifically tell us how you considered the length of the time and the extent to which the market value of these securities has been less than cost when you determined that these losses should not be realized. In light of the continuing market decline, and your liquidity and capital needs, please tell us how you determined that you have the ability and intent to hold these securities until maturity.

Note G – Related Party Transactions, page 58

3. Please provide us with a summary of related party transactions, which includes the dollar amounts of the transactions as well as the estimated amount that would have been paid or received had the transactions been at arms-length.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact William Demarest at (202) 551-3432 or me at (202) 551-3486 if you have questions.

Sincerely,

Daniel L. Gordon
Branch Chief